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                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                 Sheldahl, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.25 per share
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                         (Title of Class of Securities)


                                   822440103
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                                 (CUSIP Number)


                              Louis A. Hecht, Esq.
                    Corporate Secretary and General Counsel
                               Molex Incorporated
                             2222 Wellington Court
                           Lisle, Illinois 60532-1682
                                 (630) 969-4550
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 17, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 822440103                13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                                                              Molex Incorporated
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

                                                                              WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                        Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                                                                       2,787,176
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                                             -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                                       2,787,176
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                             -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,787,176
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          19.96%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                                                              CO
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         This Amendment No. 4 to Schedule 13D amends below Items 4 and 7 of the
Schedule 13D as originally filed on August 10, 1998 (the "Original Schedule 13D") and subsequently amended by Amendment No. 1 to the Original Schedule 13D filed on January 31, 2000 (the "First Amendment"), Amendment No. 2 to the Original Schedule 13D filed on February 25, 2000 (the "Second Amendment") and Amendment No. 3 to the Original Schedule 13D filed on March 13, 2000 (the "Third Amendment"). Terms not defined in this Amendment No. 4 shall have the respective meanings given to such terms in the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 17, 2000, Molex Incorporated ("Molex") informed Sheldahl, Inc. (the "Company") that Molex does not intend to pursue a transaction to acquire the remaining equity interests of the Company not currently owned by Molex and that it is waiving certain contractual rights as described in the attached letter. A copy of the letter sent to the Company advising the Company of Molex's decision is attached as Exhibit A and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

*1.      Certificate of Designation, Preferences and Rights of Series D
Convertible Preferred Stock of the Company, dated July 30, 1998.

*2.      Convertible Preferred Stock Purchase Agreement, dated as of July 30,
1998, among the Company, Molex and the other purchasers of Series D Convertible Preferred Stock set forth therein.

*3.      Warrant, dated as of July 30, 1998, issued by the Company to Molex.

*4.      Registration Rights Agreement, dated as of July 30, 1998, among the
Company, Molex and the other purchasers of Series D Convertible Preferred Stock set forth therein.

*5.      Amendment No. 1, dated as of July 25, 1998, to Rights Agreement, dated as of June 16, 1996, between the Company and Norwest Bank Minnesota, National Association.

*99.6    Certificate of Designation, Preferences and Rights of Series F
Convertible Preferred Stock of the Company, dated January 11, 2000.

*99.7    Convertible Preferred Stock Purchase Agreement, dated as of January 11,
2000, among the Company, Molex and the other purchaser of Series F Convertible Preferred Stock set forth therein.

*99.8    Warrant, dated as of January 11, 2000, issued by the Company to Molex.


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*99.9    Registration Rights Agreement, dated as of January 11, 2000, among the
Company, Molex and the other purchaser of Series F Convertible Preferred Stock set forth therein.

*99.10   Agreement Relating to Sheldahl, dated November 18, 1998, by and between
Molex and the Company.

*99.11   Exclusive Letter Agreement, dated February 17, 2000.

**99.12  Letter to Sheldahl, dated March 17, 2000.

         *    Previously filed

         **   Filed herewith



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                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2000



/s/ LOUIS HECHT
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Name:       Louis Hecht
     -------------------------